Exhibit 99.1

Gaming Partners International Reports Financial Results for the
Second Quarter and First Half of 2007 and
New Employment Agreement for CEO

Las Vegas, Nevada, August 13, 2007– Gaming Partners International Corporation (Nasdaq: GPIC), a leading worldwide provider of casino currency and table gaming equipment, today announced financial results for the second quarter and six months ended June 30, 2007. Additionally, the Company announced that agreement has been reached on a two-year employment contract that will extend the employment for Gerard Charlier, President and CEO, until September 2009.

For the second quarter of 2007, the Company reported revenues of $14.8 million, a decrease of 24% compared to revenues of $19.4 million for the second quarter of 2006.  Gross profit for the quarter was $4.6 million, or 31% of revenues, compared to $7.2 million, or 37% of revenues, in the same period a year ago. The drop in revenues was due to fewer chip sales to casinos in Macau and a decrease in sales of high-margin products.  The gross margin decrease is primarily driven by the significant decrease in production volume and a decrease in the sales of high-margin products.

Net income for the second quarter was $440,000, or $0.05 per both basic and diluted share, compared to $2.0 million or $0.25 per basic and diluted share in the three months ended June 30, 2006.

For the six months ended June 30, 2007, revenues were $23.7 million, a decrease of 37% compared to revenues of $37.7 million for the first six months of 2006. Gross profit for the period was $6.2 million, or 26% of revenues, compared to $14.4 million, or 38% of revenues, in the comparable period in 2006.   The drop in revenues was due to fewer chip sales to casinos in Macau and a decrease in sales of high-margin products.  The gross margin decrease is primarily driven by the significant decrease in production volume and a decrease in the sales of high-margin products.

Net loss for the six months ended was $1.0 million, or $0.13 per basic and diluted share, a decrease from the net income of $4.1 million, or $0.52 per basic and $0.51 per diluted share, for the six months ended June 30, 2006.

At June 30, 2007, the Company had cash and marketable securities of $9.2 million, compared to $10.6 million on December 31, 2006.

As of June 30, 2007, the backlog of unfilled orders, which are expected to be filled in 2007, is approximately $7.7 million at GPI USA and $9.9 million at GPI SAS. This compares to backlog of $4.3 million and $16.9 million for GPI USA and GPI SAS, respectively, at June 30, 2006.

GPIC Announces Second Quarter Results/2-2-2-2

Commenting on the results, Gerard Charlier, President and CEO of Gaming Partners International, said, “While the results for the second quarter were improved significantly from the first quarter in terms of revenue and a return to profitability, we are still disappointed in the numbers.  Our international sales continue to be variable in the short term and highly dependent on activity in Macau.  In the United States we continue to see strong interest in RFID technology and the information benefits it provides.  While we have not yet seen the widespread adoption of the technology, we have high expectations for worldwide adoption of RFID in the long term.

“Despite our short-term results, we remain optimistic about the future based on our expectations for the continuing worldwide growth in the gaming industry and a leading position in the global casino currency market.  We have a strong foothold in the emerging market for RFID gaming chips including our exclusive rights to manufacture and sell RFID gaming chips in the United States.  In fact, my personal belief in the exciting potential for RFID technology in this industry was the key factor in my decision to renew my contract with GPI for two more years.”

About Gaming Partners International Corporation

GPIC manufactures and supplies (under the brand names of Paul-Son, Bourgogne et Grasset and Bud Jones) gaming chips including low frequency and high frequency RFID chips, jetons and plaques, low frequency RFID readers, wheels, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette. GPIC is headquartered in Las Vegas, NV, with offices in Beaune, France; San Luis Rio Colorado, Mexico; Atlantic City, NJ; and Gulfport, MS. GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

GPIC Announces Second Quarter Results/3-3-3-3

Safe Harbor Statement

This release contains “forward-looking statements” based on current expectations but involving known and unknown risks and uncertainties. Actual results or achievements may be materially different from those expressed or implied. Gaming Partners International plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, its ability to consummate, and the timing of, acquisitions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.

Factors that could cause actual results to vary materially from these forward-looking statements include: any significant reduction in the growth rate of new and existing casinos in Macau, a decline in the popularity of the gaming industry, the failure of the industry to accept our RFID technology, a change in preference to products that have a lower margin, any unfavorable resolution of a significant law suit against us, any patent infringement issues, the development of competing technologies by our competitors, the failure of any supplier to timely deliver key raw materials for our significant products, any customer cancellation of a significant order included in our backlog, any domestic or international terrorist incidents, and any unexpected taxes, regulatory charges, costs or difficulty in the operations of the companies in multiple locations or the manufacturing of our products. Additional information concerning factors and risks that could affect these forward-looking statements and Gaming Partners International’s financial condition and results of operations are included in Gaming Partners International’s Form 10-K for the year ended December 31, 2006 and Forms 10-Q for the subsequent quarters.

For more Information please contact:

For Gaming Partners International Corporation:

GPIC Contact:	KCSA Contacts:
Laura McAllister Cox	Lee Roth / Marybeth Csaby
702-384-2425	212-896-1209 / 1236
lmcox@gpigaming.com	lroth@kcsa.com / mcsaby@kcsa.com

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GAMING PARTNERS INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

(in thousands, except share amounts)

	JUNE 30,	DECEMBER 31,
	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	$6,453	$5,888
Marketable securities	2,789	4,710
Accounts receivables, less allowance for doubtful accounts of $374 and $335 respectively	3,439	4,136
Inventories, net	12,070	9,251
Prepaid expenses	381	404
Deferred income tax asset	—	355
Other current assets	2,667	1,497
Total current assets	27,799	26,241
Property and equipment, net	14,979	14,567
Goodwill	1,558	1,524
Other intangibles, net	1,113	1,245
Deferred income tax asset	2,555	2,093
Long-term investments	675	683
Other assets, net	507	616
Total Assets	$49,186	$46,969
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term-debt	$933	$1,047
Accounts payable	2,968	2,993
Accrued expenses	3,203	4,557
Customer deposits	6,268	1,187
Income taxes payable	189	870
Deferred income tax liability	629	623
Other current liabilities	352	177
Total current liabilities	14,542	11,454
Long-term debt, less current maturities	2,404	2,749
Long-term deferred income tax liability	249	182
Total liabilities	17,195	14,385
Commitments and contingencies (Note 11)
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, 8,103,401 and 8,090,901, respectively, issued and outstanding	81	81
Additional paid-in capital	18,660	18,429
Treasury stock, at cost; 8,061 shares	(196)	(196)
Retained earnings	11,535	12,690
Accumulated other comprehensive income	1,911	1,580
Total stockholders’ equity	31,991	32,584
Total Liabilities and Stockholders’ Equity	$49,186	$46,969

GAMING PARTNERS INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share amounts)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2007	2006	2007	2006
Revenues	$14,779	$19,436	$23,700	$37,733

Cost of revenues	10,164	12,255	17,514	23,358

Gross profit	4,615	7,181	6,186	14,375

Product development	94	117	140	173
Marketing and sales	1,045	986	2,139	2,073
General and administrative	3,187	3,117	5,993	5,770

Operating income (loss)	289	2,961	(2,086)	6,359

Loss on foreign currency transactions	(51)	(52)	(79)	(128)
Interest income	82	100	161	161
Interest expense	(50)	(38)	(98)	(77)
Other income, net	266	55	286	92

Income (loss) before income taxes	536	3,026	(1,816)	6,407

Income tax expense (benefit)	96	1,011	(766)	2,312

Net income (loss)	$440	$2,015	$(1,050)	$4,095

Earnings per share:
Basic	$0.05	$0.25	$(0.13)	$0.52
Diluted	$0.05	$0.25	$(0.13)	$0.51
Weighted-average shares of common stock outstanding:
Basic	8,103	7,934	8,099	7,922
Diluted	8,245	8,215	8,099	8,016